UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-22462
GIBRALTAR 401(k) PLAN
GIBRALTAR INDUSTRIES, INC.
(Name of Issuer of the Securities Held Pursuant to the Plan)
3556 Lake Shore Road
P.O. Box 2028
Buffalo, New York 14219-0228

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GIBRALTAR 401(k) PLAN
(Name of Plan)

Date: June 21, 2007	/s/ David W. Kay
Member, Gibraltar 401(k) Plan Committee

EX-23.1

Gibraltar 401(k) Plan
Gibraltar 401(k) Plan
Financial Statements and
Supplemental Schedules
December 31, 2006 and 2005

Gibraltar 401(k) Plan
Index

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-9

Supplemental Schedules
Schedule H, Line 4i — Schedule of Assets (Held at End of Year, at December 31, 2006)	10

Exhibit
Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	11

Report of Independent Registered Public Accounting Firm
To the Participants and Plan Administrator of the Gibraltar 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the Gibraltar 401(k) Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Gibraltar 401(k) Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U. S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2006 and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
FREED MAXICK & BATTAGLIA, CPAs, P.C.
Buffalo, New York
June 21, 2007

Gibraltar 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	December 31,
	2006	2005
Assets

Investments at fair value:
Shares of registered investment companies	$71,355,073	$47,600,636
Employer securities	3,415,292	3,984,216
Common collective trust	1,333,208	845,913
Cash equivalents	14,536,686	11,059,107
Loans receivable	3,849,625	2,927,240

	94,489,884	66,417,112
Receivables:
Employer contributions receivable	479,319	42,203
Participant contributions receivable	—	115,008

	479,319	157,211

Net assets available for benefits at fair value	94,969,203	66,574,323

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit responsive investment contract	13,315	9,427

Net assets available for benefits	$94,982,518	$66,583,750

The accompanying notes are an integral part of these financial statements.

Gibraltar 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2006 and 2005

	Year Ended
	December 31,
	2006	2005
Additions:
Employer contributions	$2,937,599	$2,199,986
Participant contributions	7,345,767	5,248,289
Net appreciation in fair value of investments	4,431,734	894,378
Interest and other income	4,814,010	2,774,820

Total additions	19,529,110	11,117,473

Deductions:
Benefits paid to participants	(16,591,369)	(7,051,447)
Plan expenses	(33,075)	(25,361)

Total deductions	(16,624,444)	(7,076,808)

Increase in net assets available for benefits, prior to mergers	2,904,666	4,040,665

Transfer of net assets available for benefits from mergers	25,494,102	—

Net increase	28,398,768	4,040,665

Net assets available for benefits:

Beginning of year	$66,583,750	$62,543,085

End of year	$94,982,518	$66,583,750

The accompanying notes are an integral part of these financial statements.

Gibraltar 401(k) Plan
Notes to Financial Statements
1. Description of Plan
The following is a brief description of the Gibraltar 401(k) Plan (the Plan) provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan is a defined contribution plan as permitted under Section 401(k) of the Internal Revenue Code. The Plan is sponsored by Gibraltar Steel Corporation of New York (the Company), a subsidiary of Gibraltar Industries, Inc., for the benefit of eligible employees of the Company and its subsidiaries. The Company is the Plan Administrator, through its Pension Committee. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended.
All employees of the Company, and those affiliates of the Company which have adopted the Gibraltar 401(k) Plan (the Plan), are eligible to participate in the Plan following the completion of six months of participation service, except for those employees covered under collective bargaining agreements who are not eligible for participation in the Plan.
The AMICO Profit Sharing and 401(k) Plan was merged into the Plan effective March 1, 2006. The total fair market value of the net assets transferred into the Plan as a result of this merger was $25,494,102. The Plan was not party to a merger in 2005.
Participant Contributions
Participants may contribute up to 100% (6% and 5% for highly compensated employees in 2006 and 2005, respectively) of their annual compensation, not to exceed the ceiling imposed by the Internal Revenue Service of $15,000 for 2006 and $14,000 for 2005, as prescribed by the Plan Agreement. If a participant is age 50 or over, the ceiling increased to $20,000 for 2006 and $18,000 for 2005.
Employer Contribution
The Company matches contributions to the Plan equal to 50% of the first 6% of the participant’s elective deferral at the time of salary reduction.
Administration
On October 1, 2004, the Plan’s Administrator named Fidelity Management Trust Company as Plan Trustee and record keeper. Fidelity Management Trust Company also served as the custodian of the Plan’s assets at December 31, 2006 and 2005. The Administrator of the Plan may specify whether the investments of the Trust Fund shall be managed in whole or in part

Gibraltar 401(k) Plan
Notes to Financial Statements
by the Trustee, one or more investment managers, the Administrator, or the participants as provided for by the Trust Agreement.
Although it has not expressed any intent to do so, the Company has the right to terminate, amend, or modify the Plan at any time subject to the provisions of ERISA.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting and Forfeitures
Salary reduction contributions and the earnings thereon are at all times fully vested and nonforfeitable.
All active participants are 100% vested in employer contributions.
Benefit Payments
Upon retirement, termination of employment, death or disability, participants or their beneficiaries may elect to receive their account balances in a single sum, over a fixed number of years or by the purchase of an annuity contract from an insurance company.
Participant Loans
Participants may borrow against their vested account balance subject to the provisions specified in the Plan agreement. Loan terms shall not exceed 5 years, except for a maximum of 10 years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at the prime rate plus 1%. Principal and interest are required to be repaid in equal installments over the term of the loan. Participant notes are valued at cost, which approximates fair value at the statement of net assets available for benefits dates.
Plan Expenses
All of the costs of administration of the Plan and Trust are paid by the Company or the Plan. Brokerage commissions and similar costs of acquiring or selling securities (if any) that are incurred by the investment funds are borne by the participant. Loan origination fees and annual maintenance fees for each loan are also borne by the participant.

Gibraltar 401(k) Plan
Notes to Financial Statements
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the investment in the collective trust adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.
Risks and Uncertainties
The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Gibraltar 401(k) Plan
Notes to Financial Statements
Investments and Income Recognition
Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their investment allocation on a daily basis.
The Plan’s investments are valued at their fair value, based on quoted prices in an active market for the underlying investments. Shares of registered investment companies are reported at fair value based on the quoted market price of the fund which represents the net asset value of the shares held by the fund at year end. Participant loans are valued at their outstanding balances which approximate fair value. Cash and cash equivalents include amounts to be used to pay the liability for investments purchased but not settled at year end. The plan’s interest in the collective trust is valued at fair value based on information reported by the investment advisor using the audited statements of the collective trust. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The information on investments has been derived from reports received from the Plan’s Trustees.
Realized gains and losses are determined based on average costs. Investment income is determined separately for each participant account.
The net appreciation in fair value of investments presented in the statement of changes in net assets available for benefits consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments. During 2006 and 2005, the Plan’s investments appreciated or (depreciated) in fair value as determined by quoted market prices as follows:

	Year Ended
	December 31,
	2006	2005
Shares of Registered Investment Companies	$4,286,617	$946,772
Common Stock	145,117	(52,394)

Total	$4,431,734	$894,378

     The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2006		2005
Fidelity Retirement Money Market	$14,535,552		$11,059,107
Fidelity Capital Appreciation Fund	10,104,386		9,120,616
TCW Galileo Dividend Focused Fund Class N	6,746,366		6,580,290
Fidelity Small Cap Stock Fund	5,770,418		5,905,425
Calamos Growth Fund Class A	4,344,864	*	4,740,112
Gibraltar Stock Fund	3,415,292	*	3,984,216
Fidelity Diversified International Fund	8,123,726		4,645,206

*	Presented for comparative purposes only

Gibraltar 401(k) Plan
Notes to Financial Statements
Benefits
Benefits are recorded when paid.
3. Tax Status
In connection with the appointment of Fidelity Management Trust Company as the Plan’s Trustee on October 1, 2004, the Plan was amended and restated to convert from the Mellon Prototype Plan to an individually designed Plan. In connection with the Plan’s amendment and restatement, on November 19, 2004, the Plan received a letter from the Internal Revenue Service dated November 21, 2005, that stated that the Plan and related trust were designed in accordance with the Internal Revenue Code (the Code).
In connection with the merger of the AMICO Profit Sharing and 401(k) Plan, the sale of certain assets of the Sponsors Thermal Processing Segment, and the issuance of final Treasury regulations, the Plan was amended and restated during 2006. The Plan has requested that the Internal Revenue Service provide a letter stating that the Plan and related Trust, as amended, are designed in accordance with the applicable requirements of the Code.
Although the Plan has been amended since receiving its latest determination letter, the Administrator believes that the Plan has been designed and operated in compliance with the applicable requirements of the Code.
4. Parties in Interest
At December 31, 2006 and 2005, certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company, and therefore these transactions qualify as party-in-interest transactions. The Plan also invests in common stock of Gibraltar Industries, Inc. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Investment income from parties-in-interest amounted to $6,382,973 and $2,558,965 for the year ended December 31, 2006 and 2005, respectively. Fees paid by the Plan amounted to $33,075 and $25,361 for the years ended December 31, 2006 and 2005, respectively.

Gibraltar 401(k) Plan
Notes to Financial Statements
5. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefit per the financial statements to the Form 5500:

	2006	2005
Net assets available for plan benefits per the financial statements	$94,982,518	$66,583,750

Adjustment from fair value to contact value for fully benefit responsive investment contract	(13,315)	(9,427)

Net assets available for plan benefits per the Form 5500	$94,969,203	$66,574,323

Gibraltar 401(k) Plan
EIN 16-0991536
Plan #007
Schedule H, Line 4i — Schedule of Assets (Held at End of
Year, at December 31, 2006)

Current
Identity of Issuer and	Fair Market
Description of Investments	Value
American Beacon Small Cap Value Fund Class PA	$223,663
Calamos Growth Fund Class A	4,344,864
TCW Galileo Dividend Focused Fund Class N	6,746,366
Dodge & Cox Balanced Fund	4,351,968
FBR Small Cap Fund Class A	2,260,421
Fidelity Capital Appreciation Fund *	10,104,386
Fidelity Contra fund *	4,577,011
Fidelity Diversified International Fund *	8,123,726
Fidelity Freedom Fund 2000 *	79,390
Fidelity Freedom Fund 2005 *	22,406
Fidelity Freedom Fund 2010 *	1,349,754
Fidelity Freedom Fund 2015 *	572,872
Fidelity Freedom Fund 2020 *	4,367,029
Fidelity Freedom Fund 2025 *	235,568
Fidelity Freedom Fund 2030 *	1,102,064
Fidelity Freedom Fund 2035 *	330,835
Fidelity Freedom Fund 2040 *	683,477
Fidelity Freedom Fund 2045 *	27,323
Fidelity Freedom Fund 2050 *	11,636
Fidelity Freedom Income Fund *	48,693
Fidelity Managed Income Portfolio *	1,333,208
Fidelity Small Cap Stock Fund *	5,770,418
Fidelity U.S. Bond Index Fund *	3,220,519
Hotchkis and Wiley Mid-Cap Value Fund Class I	2,127,365
Phoenix-Duff & Phelps Real Estate Securities Class A	1,695,060
Pimco Total Return Fund Administrative Class	2,069,855
Spartan U.S. Equity Index Fund *	4,209,471
TCW Galileo Value Opportunities Fund Class N	1,374,750
Fidelity Retirement Money Market *	14,535,552
Fidelity Brokerage Link *	1,324,183
Gibraltar Stock Fund *	3,415,292
Non-Interest bearing cash	1,134
Participant Loans (interest rates are fixed at prime plus 1% and currently range from 5% to 10.5%) *	3,849,625

$94,489,884

*	Indicates Party-in Interest to the Plan.